UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K/A:

Exhibit 99.1:	An English-language translated documents with respect to Notice of the 55th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 22, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

To Shareholders

Notice of the 55th Ordinary General Meeting of Shareholders

We hereby notify you that the 55th Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 19 of the Company’s Articles of Incorporation as follows.

1.	Date: March 17, 2023 at 9:00 am (KST)

2.	Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3.	List of Agenda Items

©	Agenda 1 : Approval of Financial Statements for the 55th FY

(From January 1, 2022 to December 31, 2022)

(Year-end dividend per share : KRW 2,000)

○	Consolidated Financial Statements: See Appendix 1

○	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 55th FY Financial Statements, based on KIFRS standards, will be uploaded at POSCO HOLDINGS INC.’s website (http://www.poscoinc.com ) on March 9, 2023.

©	Agenda 2: Partial Amendments of the Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve partial amendments of the Articles of Incorporation.

Existing Article	Amendment	Purpose of Change

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Seoul, the Republic of Korea (“Korea”). Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Pohang, Gyeongsangbuk-do, the Republic of Korea (“Korea”). Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Revised upon change of the location of the Head Office
Article 19. Convening of General Meeting of Shareholders (3) General Meeting of Shareholders shall be held at location of the Company’s head office but also may be held at a nearby place if necessary.

Article 19. Convening of General Meeting of Shareholders

(3) General Meeting of Shareholders shall be held at the location of the Company’s head office or in Seoul but also may be held at a nearby place if necessary.

Article 25. Exercise of Voting Right in Writing

(1) Any shareholder is entitled to exercise its voting rights at a General Meeting of Shareholders in writing without being present at such General Meeting of Shareholders.

(2) In connection with Paragraph (1) above, the Company shall attach the document necessary for the shareholder’s exercise of its voting rights in writing and any reference documents to the written notice for convening a General Meeting of Shareholders.

(3) A shareholder, who intends to exercise its voting rights in writing, shall fill in the document referred to in Paragraph (2) above and submit such document to the Company one (1) day prior to the date of the relevant General Meeting of Shareholders.

	Article 25. Delete	Revised due to successful settlement of electronic voting system and in order to promote environmental protection by reducing paper mails*

Article 56. Dividends

(3) The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June and September. The dividends should be paid within 20 days from the resolution above.

(4) Dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders and registered pledgees whose names appear in the shareholders’ register of the Company as of the last day of each fiscal year or the record date for the distribution of quarterly dividends.

Article 56. Dividends

(3) Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date determined by the resolution of the Board of Directors. In case the Company sets forth the record date for dividends, the Company shall post a public notice at least two (2) weeks prior to the record date.

(4) Delete

Revised upon change of the record date for year-end dividends**
-

Article 56-2. Quarterly Dividends

(1) The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June or September. The dividends shall be paid within 20 days from the resolution above.

(2) Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date for the distribution of quarterly dividends.

-	ADDENDA (March 17, 2023) The amended Articles of Incorporation shall be effective as of the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 55th fiscal year; provided, however, that the amendments to Article 56, Paragraph (3) shall apply starting from the payment of year-end dividends for the fiscal year 2023.	-

*

Since POSCO HOLDINGS has preemptively introduced electronic voting system in 2019, the new system has successfully settled down replacing mail-in ballots(voting in writing) for the past 5 years. POSCO HOLDINGS is proposing to amend Articles of Incorporation to remove the method of using mail-in ballots.

The clear benefits of amending the article include:

-	Eradicating the wastage of unnecessary mailings in line with our mission statement, leading to enhanced environmental protection and ESG management.
-	The portion of exercised shares using mail-in ballots has been in consistent decline, reaching only 0.08% in 2022. Proxy or electronic voting which recorded 99.9% of exercised shares will remain.
-

Barring a select few, the majority of Korean conglomerates did not introduce mail-in ballots as an option before electronic voting became the norm. In keeping with our commitment to a sustainable future, we propose to discontinue this method in favor of electronic voting.

**

POSCO HOLDINGs is proposing to amend Articles of Incorporation to change record date of year-end dividend from the last day of each fiscal year to date determined by the resolution of the Board of Directors. Amending the article would enable the company to determine the dividend amounts prior to the record date which is in line with the global standard.

©	Agenda 3: Election of Inside Directors

○	Number of Inside Directors to be Elected: 3 Directors

○	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Jeong, Ki-Seop (3-1)	October 4, 1961	January 2023 ~ Present	CSO of Chief Strategy Office, President of POSCO HOLDINGS INC.	1 Year
		2020	Representative Director, President of POSCO Energy
		2018	Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy
		2017	Executive Vice President, Head of Domestic Business Management Office, POSCO
		2016	Senior Vice President, Head of Domestic Business Management Office, POSCO
	Board of Directors	2015	Senior Vice President, Finance Chief, POSCO
		2013	Senior Vice President, Head of Business Strategy Department, POSCO International
		2012	Senior Vice President, Head of Overseas Management Team, POSCO International
Yoo, Byeong-Og (3-2)	May 4, 1962	March 2022 ~ Present	Senior Executive Vice President (Inside Director), Head of Green Materials & Energy Business Team, POSCO HOLDINGS INC.	1 Year
		February 2022	Senior Executive Vice President, Head of Green Materials & Energy Business Team of Governance Enhancement TFO (TF Organization), POSCO
		2021	Senior Executive Vice President, Head of Industrial Gasses & Hydrogen Business Unit, POSCO
		2019	Senior Executive Vice President, Head of Purchasing and Investment Division, POSCO
		2017	Executive Vice President, Head of Corporate Strategy Department, POSCO
	Board of Directors	2016	Senior Vice President, Head of Raw Materials Department, POSCO
		2015	Senior Vice President, Head of Stainless Steel Raw Materials Department and Raw Materials Department II, POSCO

Kim, Ji-Yong (3-3)	March, 14, 1962	January 2023 ~ Present	Senior Executive Vice President, Head of New Experience of Technology Hub, POSCO HOLDINGS INC.	1 Year
		2022	Senior Executive Vice President (Inside Director), Head of Safety Health Environment(SHE) Division, POSCO
		2021	Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO
		2018	Executive Vice President, President of PT.KP (Krakatau-POSCO), Representative President of PT-P-Indonesia Inti
* Senior Executive Vice President (from Feb. 2018 onward)
		April 2015	Executive Vice President, Representative President of PT-P-Indonesia Inti
	Board of Directors	February 2015	Executive Vice President, Head of PT-P-Indonesia Inti Launch TF Team
		2014	Executive Vice President, Head of Steel Solutions Centre, POSCO
		2010	Senior Vice President, Head of Advanced Materials Department, POSCO

*	All candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.
*	All candidates stated and signed that they do not have any legal issues to be qualified for inside directors.

○	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds
Jeong, Ki-Seop (3-1)	The candidate possesses considerable knowledge in the Group’s overall business, including POSCO, POSCO International and POSCO Energy and also has experiences in corporate restructuring. As Chief Strategy Officer, he is expected to play a role in managing crises and enhancing business competitiveness at the group level.

Yoo, Byeong-Og (3-2)	The candidate has deep insight and knowledge of the group with extensive experiences in production(steelmaking), raw materials purchase, corporate strategy, purchasing and investment, industrial gasses and hydrogen and etc. As Head of Green Materials & Energy Business Team, he is expected to play a leading role in the Group’s strategies in new growth areas such as hydrogen and battery materials.

Kim, Ji-Yong (3-3)	The candidate has experienced a wide range of operations and posts, including on-site operations (cold rolled products), sales (automotive steel), Head of Advanced Materials Department, Head of overseas operations, Head of steelworks and Head of Safety Health Environment(SHE) Division, which gives him a considerable depth of perspective. He is expected to contribute to POSCO Group’s effort to develop new growth technologies in capacity as Head of New Experience of Technology Hub.

©	Agenda 4: Election of Non-Standing Director

○	Number of Non-Standing Director to be Elected: 1 Director

○	Candidate

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Hag-Dong	May 27, 1959	March 2022 ~ Present	Representative Director, Vice Chairman, POSCO	1 Year
		2022	Representative Director, Vice Chairman, Head of Steel Business Unit, POSCO
		2021	Representative Director, President, Head of Steel Business Unit, POSCO
		2019	Senior Executive Vice President(Inside Director), Head of Steel Production & Technology Division, POSCO
		2017	Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO
	Board of Directors	2015	Senior Executive Vice President, Head of Pohang Steelworks, POSCO
		2013	Representative Director,Senior Executive Vice President, SNNC

*	The candidate has no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.
*	The candidate has stated and signed that he does not have any legal issues to be qualified for non-standing director.

○	Recommendation for the candidate by the Board of Directors

Name	Grounds
Kim, Hag-Dong

As Head of Steel Production & Technology Division and Steel Business Unit, the candidate has devoted himself for the competitiveness of steel production and stable operation of steel works.

As CEO and Vice Chairman of steel company which is a core business of the Group, he is expected to generate continued synergy between holding company and steel business subsidiary, POSCO.

©	Agenda 5: Election of Outside Director

○	Number of Outside Directors to be Elected: 1 Director

○	Candidate

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Joon-Ki	May 13, 1965	2008 ~ Present	Professor of Law, Yonsei University (Yonsei Law School)	3 Years
		May, 2022 ~ Present	President, Korean Council for International Arbitration (KOCIA)
		2021 ~Present 2018 ~ Present	Vice Chair, ICC Korea, International Arbitration Committee Member, KCAB, International Arbitration Committee
		2013 ~ Present	Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes
	Director Candidate Recommendation Committee	1998 ~ 2008	Professor, Graduate School of International Studies, Yonsei University
		2003 ~ 2007	Founding Executive Director, Hills Governance Center in Korea
		1995 ~ 1998	Professor of Law, Hongik University
		1992 ~ 1995	Attorney, Foley & Lardner, Washington, D.C

○	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Kim, Joon-Ki

As an expert in international trade, international trade law and corporate governance improvement, I am currently working as a law professor at Yonsei Law School. With my wide range of experiences, expertise and global perspective in the areas of international arbitration, international investment and trade, and corporate governance improvement, I hope to contribute to the Board of Director’s decision-making process.

I have been active in various domestic and international agencies, including The Korean Commercial Arbitration Board, The Korean Council for International Arbitration, International Center for Settlement of Investment Disputes (ICSID), and the International Court of Arbitration of the International Chamber of Commerce (ICC).

In addition, I have actively been involved in endeavors for improvement of corporate governance and transparency in corporate management, including through my tenure as the first director of the Hills Governance Center, a research institute jointly founded by Yonsei University, the World Bank and the Center for Strategic and International Studies (CSIS).

I plan to perform constructive roles to improve the company’s international competitiveness in terms of internal and external governance, in part of which endeavor I will faithfully carry out my obligations as an outside director, transparently carry out my duties from an independent position, provide reasonable check-and-balance on the company’s operations as a legal expert, provide assessment on legal and regulatory risks, and contribute to improvement in investor relations activities.

○	Recommendation for the candidates by the Board of Directors

Name	Grounds
Kim, Joon-Ki

As a professor and expert in the areas of international trade, international trade law and corporate governance improvement possesses considerable legal expertise, he has been actively involved in a wide array of research and outside activities in the areas of international dispute resolution, trade and corporate governance, including through his tenure as arbitrator and presiding arbitrator at domestic and foreign international arbitrator boards, first director of the Hills Governance Center, etc.

As a legal academic and expert in legal practice with considerable experience and knowledge, he is expected to provide diverse insights into the Company’s management and operation of Board of Directors, while contributing profoundly to improving the Company’s international competitiveness in the area of corporate governance.

*	The candidate has no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.
*	The candidate stated and signed that he does not have any legal issues to be qualified for outside director.

©	Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2023:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2022:

KRW 10.0 billion